December 15, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

CF/AD 5

100 F Street N.E.

Washington, DC 20549-3561

FAX: 202-772-9202

Re:	Hawker Beechcraft Acquisition Company, LLC
Form 10-K for the year ended December 31, 2009
File No. 333-147828

Dear Mr. Humphrey:

This letter sets forth the response of Hawker Beechcraft Acquisition Company, LLC (the “Company”) to the comment letter dated December 1, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for September 30, 2010. For your convenience, we have repeated the Staff’s comments in boldface font followed by the Company’s response.

Form 10-K for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 48

1.	It does not appear that the report issued for the predecessor period of January 1, 2007 through March 25, 2007 has been signed. Please amend your document to provide a signed report from your independent accountants.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, signed the report issued for the predecessor period of January 1, 2007 to March 25, 2007 on December 14, 2007. The signed report was filed in the Company’s 2007 and 2008 Annual Reports on Form 10-K. However, the Company erroneously omitted the signature when filing its 2009 Form 10-K. The Company will amend its 2009 Form 10-K to include the signed report in its entirety.

Form 10-Q for September 30, 2010

Financial Statements

Note 8. Debt and Notes Payable, page 11

2.	We note that the $13.9 million increase in the balance of the PIK-election notes in fiscal 2010 was attributable to your decision to make the October 1, 2010 interest payment by issuing additional PIK-election notes rather than by paying in cash. Please clarify for us how this payment appears in the cash flow statement.

We respectfully submit that in our Form 10-Q for September 30, 2010(page 12), the Company disclosed its decision to make the April 1, 2010 semi-annual interest payment by issuing additional PIK-election notes, not October 1, 2010 as referenced by the Staff’s comment.

Additionally in its Form 10-Q for September 30, 2010 (page 12), the Company disclosed “The Company made the October 1, 2010 semi-annual interest payment in cash and has elected to make the next semi-annual interest payment due on April 1, 2011 in cash.”

On April 1, 2010, the interest payment due date, the Company reclassified accrued interest payable of $13.9 million to notes payable resulting in the increase in the note payable balance. Additionally, the Company reported the first quarter interest expense on the PIK-election notes, of $6.9 million, as a non-cash reconciling item in its statement of cash flows under the caption “non-cash interest expense”. (The subsequent October 1, 2010 interest payment was paid in cash and therefore the interest expense from April 1, 2010 through September 30, 2010 is not a non-cash reconciling item in the statement of cash flows.)

The difference between the amount of accrued interest reclassified on the balance sheet of $13.9 million and the amount reported in the statement of cash flows of $6.9 million relates to interest expense accrued in the fourth quarter of 2009 which was payable in the April 1, 2010 interest payment. Accordingly, in the Company’s Form 10-K for the year ended 2009, the aforementioned fourth quarter interest expense was included as a non-cash reconciling item in its statement of cash flows under the caption “non-cash interest expense”.

3.	As a related matter, upon redemption of the PIK-election notes, we would expect you to classify any portion of the notes that represents interest incurred but not paid, as an adjustment to reconcile net income (loss) to net cash from operating activities. Please supplementally confirm that this is your intent or advise, supplementally and in detail.

In future filings, the Company intends to report any portion of the PIK-election notes that represents interest incurred but not paid as an adjustment to reconcile net income (loss) to net cash from operating activities.

Please do not hesitate to contact me if you have any questions regarding this matter, please contact the undersigned at 316-676-7609. Facsimile transmissions may be sent to 316-676-2178.

Sincerely,

/s/ Gina E. Vascinec
Gina E. Vascsinec
Vice President & Controller